U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  333-151339

CUSIP NUMBER: 870541 109

(Check One): [  ] Form 10-K         [  ] Form 20-F       [  ] Form 11-K       [X]  Form 10-Q     [  ] Form 10-D  [  ] Form N-SAR   [   ]  Form N-CSR

For the Period Ended:  December 31, 2011

[   ]    Transition Report on the Form 10-K
[   ]    Transition Report on the Form 20-F
[   ]    Transition Report on the Form 11-K
[   ]    Transition Report on the Form 10-Q
[   ]    Transition Report on the Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full Name of Registrant:         SWEETWATER RESOURCES, INC.

Address of Principal Executive
Office (Street and Number):   Madappilly House, Elenjipra, P.O.  Chalakudy, Kerala, India, 680271

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ ] (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q or N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Form 10-Q for the period ended December 31, 2011 will not be submitted by the deadline due to situation whereby as a result of workload exceeding the capacity of available management and external personnel, additional time is required to complete the preparation of our financial statements and for our independent auditors to review the Form 10-Q.   The Company does expect to submit its filing within the extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of persons to contact in regard to this notification:
Jose Madappilly – Tel: 011-91-480-320-8192.

(2)
Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If the answer is no, identify report(s).

[X]  Yes  [   ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SWEETWATER RESOURCES, INC.
(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2012	By:	/s/ Jose Madappilly
Name: Jose Madappilly
Title: Chief Executive Officer and President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001